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Divercity.io

We help women and people of color get jobs they
love and connect with each other

🐦 f ⓘ **DIVERCITY.IO** LOS ANGELES

software   technology   analytics   b2b   recruiting



 *We chose this idea because every single person on our team knows what it means
to be marginalized and discriminated against because of the color of our skin or
our gender or orientation; this is a huge problem to solve and feel very strongly
about it. $400 Billion a year is lost due to lack of diversity and we aim to regain
this lost capital.*

Chuka Ikokwu Founder & CEO @ Divercity.io

 **ABOUT**   UPDATES¹   GRAPEVINE¹⁴   ASK A QUESTION⁰

Why you may want to support us...

1   Over 7000 organic users in our network and counting

2   Over 3000 jobs posted to our network

3   We are a team of 50% women with 10+ gender+ethnic combos

4   We are closing the diversity & inclusion gap

5   Warner Bros, Amplitude, Mozilla, Unity Technologies, and other top
    companies use our platform

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Chuka Ikokwu**
Founder & CEO
*Built the analytics system for Warner Bros. games and set data standards for
AR/VR industry*


 **Onuwa Uzor**
Co-Founder
Become the one of the youngest partners at Ernst & Young


 **Joanna Pyra**
Lead Designer
Single-handedly designed one of Europe's top dating apps


 **Melrose Huang**
Head of User Research


 **Alejo Pijuan**
Machine Learning Lead


Why people love us

*Chuka is brilliant. He has great vision, ideas and knows how to inspire others to be a part
of that vision.*

Alieze Ali
Friend


I live with him. He's constantly at work, great interpersonal skills and willing to do what it takes to get the job done.
Mofe Alege Friend


I have never met anyone as passionate and as resilient as Chuka. He possesses an infinite amount of grit! The type of grit that I know is near impossible for most humans. The type of grit that makes you change the world from your convictions. The sort of grit that made Mark Zuckerberg and Bill Gates. I often ask myself how he does it and I realized that his motivation is not money or fame, his motivation is to make a difference. This theme has resonated throughout his childhood to adulthood. As kids growing up we were expected to follow a schedule where study time amounted for a good chunk of the schedule. Naturally kids always find something else to do rather than read and when we heard... read more
Adanna Offurum Sibling

See more on Buzz

Downloads

DIVERCITY July 2019 .pdf

The Story of Divercity.io

In 2016, three best friends put their savings together to start a company to help connect underrepresented people via their smartphones. Our savings ran out and we pitched to our Uncles and Aunties, and they believed in us and helped us bootstrap our first MVP.



- Original Co-Founders Emmanuel, Chuka, and Onuwa (and Emmanuel's Little Girl Maya)

McKinsey changed the game!

> *"Companies in the top quartile for racial and ethnic diversity are 35% more likely to have financial returns above industry medians."*
> *– McKinsey, 2015*

For the first time, a lot of companies began to take diversity more seriously and this opened the door for us. We launched our website shortly after research like this proliferated the tech industry.



Open sesame!

In 2017 we decided to open the platform to all folks that consider themselves marginalized as opposed to just people of color, and this was a great decision because it has given us so many different perspectives.





Our Customers

In 2018, Warner Bros. decided to become our first customer, and we were elated! WB has always been a company that valued diversity, so to see them put their money and time where their mouth was was so fulfilling. Then Amplitude, and Unity Technologies, and STARZ, and other tech companies joined the platform and helped us realize we were really on to something.



Our customers as of July 2019

Our Traction

Since our recent launch, we've seen over 7,000 users added to our network and over 3,000 jobs added to the platform. We also have a perfect 5-star rating in both app stores and our pitch was the winner of the Founder Gym cohort 7 pitch competition mainly due to the strength of our product and the company vision. We are aiming for 10000 active users this year and 100,000 by late next year.

Now we're on track to becoming the largest underrepresented professional network in the world!

With thousands of users and jobs and counting we are just getting started and would love for you to join us in this mission. This is how we intend to use the funds we raise via WeFunder:

60% towards our engineering and recruiting teams, 20% towards full-timing our UI/UX Interns, 12.5% towards marketing, legal, and tools costs, and 7.5% towards Wefunder.

Thanks for choosing us! Enjoy a good dose of our team 😛



- Our team in Madrid, Spain (above) and at our WeWork office in San Francisco (below)









- Our Engineering offsite in Sacramento last California (June 2019)

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Divercity.io is a mobile platform that connects women and underrepresented minorities and that helps diverse-minded companies with their diversity and inclusion hiring. Our goal is to close the diversity, equity, and inclusion gap by demystifying and solving diversity hiring and by democratizing the connection of marginalized professionals.

Where will your company be in 5 years? ⌄

In 5 years we want to be the must-have mobile app for everyone that considers themselves an underrepresented minority.

Why did you choose this idea? ⌄

We chose this idea because every single person on our team knows what it means to be marginalized and discriminated against because of the color of our skin or our gender or orientation; this is a huge problem to solve and feel very strongly about it. $400 Billion a year is lost due to lack of diversity and we aim to regain this lost capital.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The timing is perfect for our company because many recent studies have popularized the impact of diversity on the average company's bottom line. Higher ethnic diversity increases chances of higher profitability by 35% for example. And we are scaling access to diverse candidates. There is also new regulation that requires minimum levels of diversity at some organizations and we want to be the solution for companies looking to positively reform their rates of diversity.

What is your proudest accomplishment? ⌄

Our proudest accomplishment was when Warner Bros. became a customer of ours, using our solution to reach underrepresented candidates. WB is a company I have always been a fan of since I was a little kid as it was very heart warming to see their belief in us.

fan of since I was a little kid so it was very heartwarming to see their belief in us.

How far along are you? What's your biggest obstacle? ⌄

We currently have a mobile app on the Apple and Google Play stores, and a working website at divercity.io; our biggest obstacle now is the funds needed to be able to keep our lovely team going. We want to make a perfect product for our users.

Who are your competitors? Who is the biggest threat? ⌄

Our competitors are Jopwell, Angel.co, Linkedin, and GlassDoor; our competitive advantage over these solutions are that:

1) We are a mobile-first company (85% of millennials apply to jobs via their smartphones)
2) We focus specifically on women and underrepresented minorities (URMs) that are marginalized
3) We focus on attracting this talented group of URMs via digital communities and affinity groups
4) We have a unique diversity-rating feature that makes our platform exceptional.

We are in a unique position because we emphasize on education around the importance of diversity, equity, and inclusion, and we don't just focus on ethnicity like Jopwell, but are more inclusive and have a highly machine-learning driven interface.

What do you understand that your competitors don't? ⌄

Our research, customers, and experience have taught us that prior to our solution, there was no platform centralizing diverse talent, thus making it really difficult for companies to access such talent and boost their revenues as a result. The diverse talent also has a strong tendency to congregate and commune via enterprise resource groups and affinity groups on apps with messaging features. We have built a simple solution to attract and engage this talent via said affinity groups and our diversity rating feature.

How will you make money? ⌄

Our business model is such that companies subscribe to our platform to tap into our talent-base and we charge anywhere from $100 to $1000 a month depending on the size of the company. There are over 3.5 million companies in the Tech industry in the U.S. with greater than 1000 employees and we plan to tap into at least 0.1% of that market (35,000) and at $1000/month we'll be seeing at least $3.5M/month or $42M per year at scale. Being a very lean operation [our total monthly burn is less than $10,000], we expect very high profit margins at scale.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk mainly revolves around having the resources we need to accomplish our goals. So far we have managed to accomplish a lot on a shoestring budget but keeping the right talent is difficult to do without ample funding and as such, not having the funds to get us to the level of scale we need to become profitable is a risk. Our second biggest risk is that a competitor like LinkedIn would triple down on their diversity and inclusion focus and succeed. They have tried in the past and failed. This is a problem best solved from the get-go and that is exactly what we are doing. Our highly diverse team that is mostly women and has gender and ethnic combinations in the double digits is perfect for this undertaking.

What do you need the most help with? ⌄

We would love help mostly with product feedback (it takes a village!!) and word-of-mouth referrals to our good platform. We value this more than investments; for real! We would rather an opinion on our app than $1000 of investment.

What would you do with the money you raise? ⌄

We would be able to convert our interns to full-time employees (God-bless their hearts they are working for free as are most of us because belief in the mission is key) and then we would focus the rest of the funds on Artificial Intelligence tools and some marketing.

Why is this team the right one for the job? ⌄

We are a team of just 15 people though we have 20 combined years of world-class UI/UX design experience, 15+ combined years of Data Science and AI experience, 9+ passport nationalities, and 10 different gender-ethnic combinations. Most importantly we have strong conviction about diversity, equity, and inclusion.



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